U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Handled by	Our reference	Schiphol
J.O. van Klinken		March 26, 2026

Subject: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Mr, Mrs,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Aegon Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission on March 26, 2026. The disclosure can be found under the heading “Compliance with regulations” on page 296 in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ J.O. van Klinken

J.O. van Klinken

General Counsel

Aegon Limited	Statutory seat	Principal place of business	Bermuda Registrar of Companies number: 202302830
An exempted company with liability limited by shares www.aegon.com	Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Aegon Ltd. Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	(September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies